NAME OF REGISTRANT: Ford Motor Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on Ford Motor Company's 2024 Proxy Statement:

Supply Chain Traceability and Transparency Report

Ford Motor Company Symbol: F

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the proposal filed at Ford Motor Company (hereby referred to as “Ford” or the “Company”) on behalf of Ford stockholder, Mr. Zane Behnke (collectively, the “Proponent”), in the 2024 proxy statement. The proposal asks the Company to: a) report on elements of Company’s supply chain associated with heavy emissions and/or environmental degradation, b) provide enhanced disclosure on deforestation risk associated with the leather, rubber, and minerals it sources, and c) join initiatives aimed at increasing the supply of primary (i.e. without recycled content) low-carbon steel and aluminum.

The Proponent believes providing additional information will enhance investor understanding of where greenhouse gas (GHG) emissions reside in Ford’s supply chain, illuminate how purchasing forest-linked commodities may contribute to the Company’s deforestation risk and what the Company is doing to mitigate those risks.

By actively participating in initiatives focused on expanding availability of low-carbon primary metals, i.e. steel and aluminum, Ford would demonstrate to investors that it takes seriously its responsibility to meet its existing targets and accelerate development of low-carbon steel and aluminum production and availability.

RESOLVED: Proponents request that Ford issue a report on its aluminum, steel, mineral, rubber, and leather supply chains, disclosing how it can enhance supply chain traceability and transparency regarding deforestation risk and GHG emissions and increase procurement targets for sustainable materials.

SUPPORTING STATEMENT: Shareholders recommend that the report be prepared at reasonable cost and omitting proprietary information, and, at board and management discretion, consider:

•	Disaggregating sourcing information for Ford’s full supply chains, e.g., mines, processors, smelters, refineries, manufacturers, farms, and tanneries.
•	Enhancing disclosure on mineral/ore, rubber, and leather suppliers, deforestation risk associated with these materials, and risk mitigation measures.
•	Addressing the pros and cons of rejoining GPSNR and participating in global value chain emissions reduction initiatives such as ResponsibleSteel, SteelZero, and the Aluminum Stewardship Initiative.

RATIONALE FOR A “YES” VOTE

1.	Supply Chain Risk – Auto manufacturers are highly sensitive to supply chain disruptions as evidenced by recent microchip shortages that stalled manufacturing.[1,2,3] Ford has a target to purchase low-carbon primary steel and aluminum for 10% of its total primary steel and aluminum purchase by 2030. However, low-carbon (also known low-emissions or net-zero emissions) steel and aluminum are extremely limited. Therefore, the proposal urges Ford to join organizations that are actively working to develop low-carbon steel and aluminum production, such as ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative, to help ensure future supply.
2.	Deforestation Risk – Deforestation has been associated with cattle raising,[4,5] rubber farms,[6] and surface mining of minerals[7,8,9] and is one of the main drivers of climate change and biodiversity loss. The Accountability Framework initiative, a collective effort of organizations dedicated to protecting forests, calls for companies to eliminate deforestation and ecosystem conversion from their supply chains by 2025.[10]
3.	Reputational Risk - Ford could unfavorably compare to other auto manufacturers who are progressing more quickly to address deforestation linked materials used in their vehicles. This may invite negative media attention and publicity from NGO campaigns seeking protections of forests and biodiversity more broadly.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 7 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

The Road to Better is Ford’s slogan describing its commitment to building a more sustainable, inclusive and equitable transportation future.11 In many respects, Ford is already traveling down this road. The Company has established a target to achieve carbon neutrality by 2050 target, achieved zero waste going to landfills at 74% of its manufacturing plants, and started mass production of its clean and efficient electric vehicles (EVs).

Despite taking meaningful sustainability-focused action, Ford is not addressing key material risks arising from potential supply chain constraints and degradation of natural resources within its supply chain.

1 https://www.jabil.com/blog/automotive-supply-chain.html

2 https://www.ihcus.com/navigating-the-roadblocks-supply-chain-challenges-in-the-automotive-industry/

3 https://www.bloomberg.com/news/articles/2023-09-08/us-automobile-industry-faces-high-sourcing-risk-fed-study-finds?sref=Brs3FVmA

4 https://www.nytimes.com/2021/11/17/climate/leather-seats-cars-rainforest.html

5 https://www.wri.org/insights/just-7-commodities-replaced-area-forest-twice-size-germany-between-2001-and-2015

6 https://www.sciencedirect.com/science/article/pii/S096098222031006X

7 https://en.tempo.co/read/1827220/nickel-downstream-leads-to-uncontrollable-deforestation-in-north-maluku-environmental-groups-report

8 https://www.wsj.com/articles/electric-vehicles-batteries-nickel-pickle-indonesia-9152b1f

9 https://www.ft.com/content/cd1fd7f3-b3ea-4603-8024-db75ec6e1843

10 https://accountability-framework.org/news-events/news/the-afi-recommends-a-target-date-of-2025-or-sooner-to-eliminate-deforestation-and-conversion-in-supply-chains/

11 https://corporate.ford.com/social-impact/sustainability.html

The Company has a target to procure 10% of its primary steel and aluminum purchases as low-carbon by 2030. However, supply of low-carbon primary steel and aluminum is very limited, and rapid, near-term action is needed spur investment in and construction of steel and aluminum plants that are modern, efficient, and powered by clean energy. Although Ford has entered into Memoranda of Understanding (MOUs) with three primary steel suppliers, none is based in North America.12 To build out the domestic steel and aluminum markets, Ford could join initiatives like ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative, that are working to facilitate the steel and aluminum industries’ transition to low-carbon energy sources and manufacturing processes.

Ford purchases leather, rubber, and minerals for its car seats, tires, and auto parts which may contribute to deforestation and land clearing in ecologically sensitive regions. Deforestation is now one of the leading drivers of both climate change and biodiversity loss and accounts for roughly 12% of global anthropogenic emissions according to the Intergovernmental Panel on Climate Change (IPCC).13

Yet Ford does not currently disclose where its forest-linked raw materials are sourced from or whether it has made efforts to mitigate existing or potential deforestation risk. As a result, the Company exposes itself to reputational risk. In the past, protesters have targeted banks and food companies because of their association with deforestation linked to cattle raising in Brazil.14,15 Further, NGOs have published reports indicating that automakers, including Ford, are at significant risk of contributing to illegal deforestation in the Amazon and linking vehicle tires to deforestation due to the growth of rubber plantations in Southeast Asia.16,17,18,19

The Proponents believe Ford has the responsibility to its investors and stakeholders to develop, disclose, and implement plans to limit negative impacts of the materials it sources and increase its access to low-carbon inputs such as steel and aluminum. Adoption of the measures outlined in the proposal will help assure investors that Ford has a comprehensive plan to address these risks and protect long-term shareholder value.

II.	SUPPLY CHAIN RISK

Through the First Movers Coalition, Ford made a commitment to purchase 10% of its primary steel and aluminum orders low-carbon by 2030. However, if Ford is to continue sourcing low-carbon primary metals beyond its 2030 target, or if it expands its targets, it will likely face constrained supply.

Primary aluminum production in the United States is virtually non-existent, and by extension, so is low-carbon primary aluminum. EV design incorporates more aluminum than the standard internal combustion engine equivalent in order to make the vehicles lighter and more efficient. Due to its light weight and thermal properties, aluminum is used for battery enclosures and is incorporated in the bodies of EVs.20 North American aluminum consumption by automakers is expected to grow by 24% by 2030 over 2020 levels for light-duty vehicles.21 Thus, supply needs to ratchet up. Steel supply is similarly constrained and not a single ton of primary low emissions steel is currently produced in the United States.

12 https://media.ford.com/content/fordmedia/feu/gb/en/news/2022/10/25/ford-takes-next-steps-towards-carbon-neutrality-in-europe-by-203.html

13 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html

14 https://apnews.com/article/climate-politics-brazil-paris-business-48aa9d7e9b72aca03d48fda493f3c1a6

15 https://forestsandfinance.org/news/bank-of-montreals-links-to-massive-illegal-amazon-deforestation-condemned-by-indigenous-leaders-during-biodiversity-summit-2/

16 https://us.eia.org/wp-content/uploads/2022/12/EIA_US_Brazil_Leather_report_1022_US_Format_FINAL_EDITS_09-02-23.pdf

17 https://dv719tqmsuwvb.cloudfront.net/documents/Annet/Leather_Benchmark_Report_Updated_12Dec22.pdf

18 https://ign.ku.dk/english/news/archive/2019/your-car-tires-are-clearing-the-rainforest-in-cambodia/

19 https://www.independent.co.uk/climate-change/opinion/cars-tyres-orangutans-extinction-b1806366.html

20 https://evreporter.com/the-role-of-aluminium-in-the-ev-industry

21 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

Although Ford has entered into MOUs with three European primary steel suppliers, the Company could benefit by joining initiatives like ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative that are working to help the steel and aluminum industries transition to low-carbon energy sources and manufacturing processes.

In March 2024, the U.S. Department of Energy (DOE) announced up to $500M in funding to U.S.-based Century Aluminum to build a smelter that would avoid an estimated 75% of emissions in producing primary aluminum compared to traditional smelters. Similarly, the DOE awarded U.S. steel manufacturer, Cleveland-Cliffs, up to $500M to build a hydrogen-ready flexible fuel Direct Reduction Iron plant, which could eliminate thousands of tons of GHG emissions when fully operational.

With this development, it would be strategic for Ford to consider MOUs with each of these domestic manufacturers - not only to support expansion of low-carbon production, but to secure primary metals sources to meet its targets and any supplies needed beyond 2030.

However, multistakeholder initiatives are still important, and Ford competitors are actively participating in them. ResponsibleSteel has spearheaded development of a global multistakeholder sustainability and certification standard that allows steel plants to be certified as low emissions. Its members include Ford competitors Mercedes-Benz and Volvo. Members of SteelZero, including Volvo, commit to procuring or specifying 100% net-zero steel by 2050, or earlier. RMI’s Sustainable Steel Buyer’s Platform aggregates demand for low-carbon steel which helps producers secure orders that are big enough to contemplate equipment and infrastructure investments that will reduce manufacturing emissions.

Similar to ResponsibleSteel, the Aluminum Stewardship Initiative (ASI) is a global standard setting and certification organization that works with aluminum producers and users to promote responsible production and environmental stewardship. The ASI standard requires that entities create plans to ensure a GHG emissions reduction pathway consistent with a 1.5°C warming scenario. Both BMW and Mercedes-Benz are members.

By helping to revitalize US primary aluminum and steel production, Ford could not only cut supply chain emissions associated with those materials, it could also secure additional domestic supply and contribute to deployment of the wind, green hydrogen, and other renewable fuels needed to green those industries.

III.	DEFORESTATION RISK

Deforestation is one of the leading drivers of both climate change and biodiversity loss, and according to the IPCC, accounts for roughly 12% of the world’s anthropogenic emissions.22 The leather, rubber, and minerals that Ford sources for its car seats, tires, and auto parts may be associated with deforestation and land clearing.

22 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html

Leather

Clearing forests for cattle raising is a leading cause of deforestation in Brazil, a country considered a major source of leather for U.S. auto manufacturers.23 In 2022, two NGOs assessed the ambitions of 15 car seat and car manufacturers (including Ford) for a deforestation-free leather supply chain.24 They concluded in their report that even foundational elements, such as holistic disclosure practices, were poor for every company.25 Additionally, no company (including Ford) published information on whether they had blocked suppliers or the percentage of leather suppliers or procurement that was deforestation-free.26

Since 2022, Ford has not improved its disclosure practices, including what percent of its leather supply chain it can trace back to cattle birth farms. Ford has also failed to provide data on its deforestation risk exposure in Brazil and other high-risk regions. Additionally, the Company has not committed to purchasing deforestation-free leather products or transitioning to non-leather materials.

Rubber

The automotive and tire industry is the biggest consumer of natural rubber, and rubber tree cultivation is a leading driver of deforestation in Southeast Asia and West Africa.27 Ford had been a founding member of the Global Platform for Sustainable Natural Rubber (GPSNR), an industry backed initiative organized to improve the traceability of latex and rubber products back to farmers with the goal of supporting sustainable cultivation and socio-economic welfare. However, Ford quit the organization and has not since disclosed efforts to fully trace its rubber supply chain, disclose latex-related deforestation risk, or press for deforestation-free rubber.

Minerals

Deforestation that results from surface mining, a process by which forests, vegetation, and topsoil are scraped away leaving bare soil, is an emerging concern. The technique is used to access subsurface mineral deposits, such as bauxite (the precursor to aluminum), nickel and cobalt. These minerals feature heavily in the manufacturing of EVs. For example, nickel and cobalt are critical components needed to achieve high-performing EV batteries, and aluminum is incorporated into the casings for EV batteries and into EV frames in order to reduce total vehicle weight.

Global demand for nickel and cobalt is expected to grow by 44%28 and 94%29 by 2030 over 2022 levels, and appropriately, Ford has taken measures to secure the processing capacity it needs in order to support manufacturing EV batteries. In 2023, the Company invested $4.5 billion in an Indonesian nickel processing facility with one of the world’s largest mining companies as well as a Chinese refiner of nickel and cobalt.30

23 https://www.nytimes.com/2021/11/17/climate/leather-seats-cars-rainforest.html

24 https://dv719tqmsuwvb.cloudfront.net/documents/Annet/Leather_Benchmark_Report_Updated_12Dec22.pdf

25 Ibid.

26 Ibid.

27 https://www.mightyearth.org/rubber/

28 https://www.reuters.com/markets/commodities/vale-sees-44-increase-global-nickel-demand-by-2030-2022-09-07/

29 https://www.statista.com/statistics/1425427/global-cobalt-demand-forecast-by-end-use/

30 https://www.wsj.com/articles/ford-invests-in-4-5-billion-indonesia-facility-to-secure-nickel-for-ev-batteries-aab373a3?mod=article_inline

Indonesia is particularly vulnerable to deforestation linked to nickel and cobalt mining. The country is home to unique flora and fauna, and its nickel reserves sit underneath rainforests that are situated close to pristine waters and species-rich corals31, 32 Bloomberg reports that in the last two decades, more than 50% of the tropical deforestation caused by industrial mining has taken place in Indonesia. 33,34,35

The pace and scale of environmental damage resulting from nickel mining is heightening investor concern. In March 2024, VBDO, Legal & General Investment Management, and 29 additional investment firms controlling $2.7 trillion in combined assets under management convened the Investor Initiative on Responsible Nickel Supply Chains and are calling on companies to commit to deforestation-free nickel supply chains.36

Growing demand for aluminum creates additional deforestation risk. Aluminum use in light-duty vehicles in North America is expected to grow by 24% by 2030 over 2020 levels.37 Human Rights Watch reported in 2021 that bauxite mining has been associated with resettlement of homes or villages, threats to communities’ access to housing and food, biodiversity loss, and water pollution.38

The Proponents applaud Ford’s decision requiring its suppliers to secure important raw materials from processors that are certified through a third party such as the Responsible Minerals Initiative’s Responsible Minerals Assurance Process. Similarly, the Company has just joined the Initiative for Responsible Mining Assurance to enhance the environmental and social performance of mines in its supply chain. This shareholder proposal merely seeks enhanced disclosure to better understand Ford’s deforestation risk from mineral sourcing and any mitigation measures that it or its suppliers are taking.

In its Supplier Code of Conduct, Ford writes that its suppliers are required to “Disclose sub-tier and raw material supply chain actors and locations that provide material used in products to Ford, such as conflict minerals, cobalt, mica, lithium, nickel, graphite, copper, aluminum, steel, rare earth elements, rubber, leather or any other materials that Ford requests.”39 However, Ford has neither disclosed these supply chain actors or the locations from which it sources leather, rubber, or minerals, nor has it set a goal of zero-forestation - legal or illegal - for any of the commodities it purchases.

IV.	REPUTATIONAL RISK

Ford has set low-carbon steel and aluminum procurement targets and acknowledged deforestation risk within its supply chain, but it has made minimal progress reducing supply chain emissions from steel and aluminum production or on tracing, disclosing, and eliminating deforestation risk associated with its leather, rubber, and mineral supply chains. As a result, Ford may unfavorably compare with companies who are progressing more quickly, damage its brand, and invite negative publicity by NGO campaigns.

31 https://www.iucn.nl/en/blog/nickel-mining-in-indonesia-economic-prosperity-and-ecological-disaster/

32 https://www.ran.org/indonesia_s_rainforests_biodiversity_and_endangered_species

33 https://www.bloomberg.com/news/articles/2022-09-12/indonesia-s-lost-more-tropical-forest-to-mining-than-anywhere?sref=Brs3FVmA

34 https://www.pnas.org/doi/10.1073/pnas.2118273119

35 https://www.pnas.org/doi/10.1073/pnas.2118273119

36 https://www.vbdo.nl/en/2024/03/more-investors-join-as-investor-initiative-on-responsible-nickel-supply-chains-has-kicked-off/

37 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

38 https://www.hrw.org/report/2021/07/22/aluminum-car-industrys-blind-spot/why-car-companies-should-address-human-rights#_ftn21

39 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/operations/governance-and-policies/Ford_SupplierCodeOfConduct_2023_FINAL_v3.pdf

Other automakers, such as Volvo and Mercedes-Benz, have taken steps to improve the sustainability of their steel supply chains by participating in the steel plant certification standard, ResponsibleSteel. Volvo has joined the SteelZero initiative and committed to buying 100% net-zero steel by 2050. Although Ford is working with several steel manufacturers to obtain low-carbon primary steel, it does not participate in broader efforts such as RMI’s Sustainable Steel Buyer’s Platform which aggregates demand for low-carbon steel.

Failure to act swiftly to eliminate deforestation, for example within its leather supply chain, exposes Ford to reputational risk. Tropical forest watchdog Rainforest Foundation Norway (RFN) recently assessed the automotive industry’s policies, disclosure, and implementation efforts to prevent deforestation linked to cattle-raising in Brazil. A key takeaway of the report is that “The automotive industry does not do enough to mitigate its deforestation risks. While some companies have recently adopted zero-deforestation measures, all fall short of best practices.” Ford has no zero-deforestation policy and only garners 20 of a possible 100 points on RFN’s benchmark for mitigating deforestation risk.

Consumers may choose to buy vehicles from brands that represent leading sustainability practices, and companies failing to adopt supply chain best practices may alienate customers. As the EV market develops, customers may consider many brands for their purchases. Ford’s ability to market its overall sustainability, inclusive of the sustainability of its supply chains, may attract customers for whom environmental stewardship is a factor in their purchasing decisions.

IV.	CONCLUSION

Currently, Ford addresses some of the risks associated with the products it purchases. However, the Company is not thoroughly addressing risk arising from its supply chain, which is demonstrated by its lack of disclosure about its primary steel and aluminum supplies, its deforestation exposure tied to the leather, rubber, and mineral products it uses, and the lack of fulsome reporting on measures it’s taking, if any, to conserve and restore forest and natural habitats. .

Voting in favor of the proposal will provide important input to the board and management that Ford must accelerate its disclosure as well as implement measures to lessen its supply chain risk.

Shareholders are urged to vote FOR the proposal asking Ford to develop a feasible plan to establish procurement targets for sustainable materials within its supply chain and include annual disclosure of progress toward attainment of such targets.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 7 following the instruction provided on the management’s proxy mailing.